Exhibit 99.1

SINGAPORE (August 16, 2023) Karoooo Limited (“Karooooo”) announces share purchase by officers of the company.

VOLUNTARY DISCLOSURE: DEALING IN SECURITIES

Shareholders are advised that on 15 August 2023 the following officers acquired ordinary shares in Karooooo:

Hoe Shin Goy	CFO	2,629 shares
Richard Schubert	COO	1,090 shares

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,700,000 connected vehicles and equipment. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.